January 25, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Applied Signal Technology, Inc. Preliminary Proxy Material

Ladies and Gentlemen:

We transmit to you for filing on behalf of Applied Signal Technology, Inc.(the “Company”), pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, the Company’s preliminary proxy materials relating to the Company’s annual meeting of shareholders scheduled for March 17, 2010. At the meeting, the shareholders will be asked to approve the election of directors, the amendment to our articles of incorporation increasing the number of authorized shares of common stock, and approve the ratification of our selection of our independent registered public accounting firm.

The Company plans to mail definitive copies of its proxy materials to its shareholders on or about February 5, 2010.

If you have any questions regarding this filing, please do not hesitate to call the undersigned at (408) 749-1888.

Very truly yours,

/s/ James E. Doyle
James E. Doyle
Chief Financial Officer